THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Zhejiang Expressway Co., Ltd., you should at once pass this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 0576)

DISCLOSEABLE TRANSACTION

FURTHER CAPITAL INJECTION INTO ZHESHANG SECURITIES

A letter from the Board is set out on pages 3 to 7 of this circular.

17 July, 2007

CONTENTS

	Page
Definitions	1
Letter from the Board	3
Appendix — General Information	8

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Agreement"	the agreement dated 6 June 2007 between Shangsan Co and Zheshang Securities which governs the Further Capital Injection;
"associate"	has the same meaning given to it under the Listing Rules;
"Company"	Zhejiang Expressway Co., Ltd. (浙江滬杭甬高速公路股份有限公司);
"CSRC"	China Securities Regulatory Commission (中國證券監督管理委員會);
"Development Co"	Zhejiang Expressway Investment and Development Co., Ltd. (浙江高速投資發展有限公司), a 51% owned subsidiary of the Company;
"Directors"	the directors of the Company;
"Further Capital Injection"	the contribution by Shangsan Co of an amount of RMB704,615,400 into the capital of Zheshang Securities pursuant to the Agreement;
"Group"	the Company and its subsidiaries;
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region;
"Independent Third Party/Parties"	Independent third party/parties not connected with the directors, supervisors, substantial shareholders of the Company or any of its subsidiaries or their respective associates;
"Lanzhou Xinxing"	Lanzhou Xinxing Heating Co., Ltd. (蘭州新興熱力有限公司), a PRC incorporated limited liability company;
"Latest Practicable Date"	13 July 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information for inclusion in this circular;
"Lishui Hexin Investment"	Lishui Hexin Investment Co., Ltd. (麗水市和信投資有限公司), a PRC incorporated limited liability company;
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"PRC"	the People's Republic of China;

"RMB"	renminbi, the lawful currency of the PRC;
"Shanghai Telecommunications"	Shanghai National Telecommunications Co., Ltd. (上海國通電信有限公司), a PRC incorporated limited liability company;
"Shanghai Transportation"	Shanghai Jiao Yun Co., Ltd. (上海交運股份有限公司), a PRC incorporated limited liability company;
"Shangsan Co"	Zhejiang Shangsan Expressway Co., Ltd, (浙江上三高速公路有限公司), a PRC incorporated company and a subsidiary of the Company;
"Shareholders"	the shareholders of the Company;
"Taizhou State-Owned"	Taizhou State-owned Assets Operations Co., Ltd. (台州市國有資產經營有限公司), a company solely owned by the PRC Government;
"Tonghe Investment"	Tonghe Investment Holdings Co., Ltd. (通和投資控股有限公司), a PRC incorporated limited liability company;
"Xizi United"	Xizi United Holding Co., Ltd. (西子聯合控股有限公司), a PRC incorporated limited liability company;
"Yiwu Yuzhong Investment"	Yiwu Yuzhong Investment Co., Ltd. (義烏市裕中投資有限公司), a PRC incorporated limited liability company;
"Zhejiang Hexin"	Zhejiang Hexin Investment Management Co., Ltd. (浙江和信投資管理有限公司), a PRC incorporated limited liability company;
"Zhejiang Real Estate"	Zhejiang Hexin Estate Co., Ltd. (浙江和信置業有限公司), a PRC incorporated limited liability company;
"Zhejiang Yulong"	Zhejiang Yulong Industrial Co., Ltd. (浙江裕隆實業股份有限公司), a PRC incorporated limited liability company;
"Zhejiang Zhongyi"	Zhejiang Zhongyi Group Co., Ltd. (浙江中義集團有限公司), a PRC incorporated limited liability company; and
"Zheshang Securities"	Zheshang Securities Co., Ltd. (浙商證券有限責任公司), a limited liability company incorporated in the PRC in May 2002.

The Exchange rate used for reference purpose in this circular is HK$1.02 to RMB1.00.

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 0576)

Board of directors:

Executive directors:
GENG Xiaoping
FANG Yunti
ZHANG Jingzhong
JIANG Wenyao

Non-executive directors:
ZHANG Luyun
ZHANG Yang

Independent non-executive directors:
TUNG Chee Chen
ZHANG Junsheng
ZHANG Liping

Registered address:
12/F, Block A,
Dragon Century Plaza,
1 Hangda Road,
Hangzhou, Zhejiang Province,
310007, The People's Republic of China

17 July 2007

To the Shareholders

Dear Sir and Madam,

DISCLOSEABLE TRANSACTION
FURTHER CAPITAL INJECTION INTO ZHESHANG SECURITIES

Introduction

It was announced by the Directors on 27 June 2007 that Shangsan Co, a subsidiary of the Company, entered into the Agreement with Zheshang Securities on 6 June 2007 pursuant to which Shangsan Co injected a further amount of capital of RMB704,615,400 (approximately HK$718,707,700) into Zheshang Securities by cash. Together with the initial injection of RMB600 million (approximately HK$612 million) into the capital of Zheshang Securities, Shangsan Co has contributed a total of approximately RMB1,305 million (approximately HK$1,331 million) into the capital of Zheshang Securities. The Further Capital Injection constitutes a discloseable transaction of the Company under the Listing Rules.

Background

On 6 June 2007, Shangsan Co, a subsidiary of the Company, entered into the Agreement with Zheshang Securities pursuant to which Shangsan Co injected a further amount of capital of RMB704,615,400 (approximately HK$718,707,700) into Zheshang Securities by cash. Together with an initial injection of RMB600 million (approximately HK$612 million) into the capital of Zheshang Securities, Shangsan Co has contributed a total of approximately RMB1,305 million (approximately HK$1,331 million) into the capital of Zheshang Securities.

In conjunction with the offer by Zheshang Securities to Shangsan Co to inject additional capital into Zheshang Securities, Zheshang Securities also invited other of its shareholders to inject additional capital into Zheshang Securities in proportion to their respective equity interests in Zheshang Securities. Immediately before the acceptance of the offers by Shanghai Telecommunications, Shanghai Transportation and Zhejiang Real Estate (certain shareholders of Zheshang Securities at the relevant time), each of them transferred their remaining shareholding in Zheshang Securities to certain third parties which are PRC incorporated companies, details of which are set out in the table below titled "*Change in shareholding of Zheshang Securities pursuant to the Further Capital Injection and Equity Interest Transfers*". These successors together with other shareholders of Zheshang Securities, namely Shangsan Co, Tonghe Investment and Taizhou State-Owned have taken up the offers and injected the relevant amounts of capital into Zheshang Securities.

After the Further Capital Injection by Shangsan Co and the pro-rata capital contribution by the other shareholders of Zheshang Securities, the registered capital of Zheshang Securities increased from RMB520 million to RMB1,520 million and Shangsan Co continued to own as to 70.4615% of the capital of Zheshang Securities. The remaining 29.5385% of the capital of Zheshang Securities was owned by other shareholders, which, to the best of the Directors' knowledge, information and belief and after having made all reasonable enquiry, are all Independent Third Parties.

Change in shareholding of Zheshang Securities pursuant to the Further Capital Injection and equity interest transfers

Details of shareholding percentage of Zheshang Securities immediately before and after the Further Capital Injection and equity interest transfers are as follows:

Name of the equity holders	Percentage of holding in the equity capital immediately prior to the Further Capital Injection and equity interest transfers	Percentage of holding in the equity capital immediately after the Further Capital Injection and equity interest transfers
Shangsan Co	70.4615%	70.4615%
Tonghe Investment	4%	4%
Taizhou State-Owned	4%	4%
Shanghai Telecommunications	10%	—
Shanghai Transportation	7.6924%	—
Zhejiang Real Estate	3.8461%	—
Yiwu Yuzhong Investment	—	4.8%
Zhejiang Zhongyi	—	2%
Lishui Hexin Investment	—	3.2%
Xizi United	—	3.8462%
Lanzhou Xinxing	—	3.8462%
Zhejiang Yulong	—	2.6923%
Zhejiang Hexin	—	1.1538%
	100%	100%

Notes:

(1) Shanghai Telecommunications, before taking up the offer by Zheshang Securities, transferred its remaining 10% equity interest in Zheshang Securities to Yiwu Yuzhong Investment (4.8%), Zhejiang Zhongyi (2%) and Lishui Hexin Investment (3.2%) respectively.

(2) Shanghai Transportation, before taking up the offer by Zheshang Securities, transferred its remaining 7.6924% equity interest in Zheshang Securities to Xizi United and Lanzhou Xinxing respectively in equal share.

(3) Zhejiang Real Estate, before taking up the offer by Zheshang Securities, transferred its remaining 3.8461% equity interest in Zheshang Securities to Zhejiang Yulong (2.6923%) and Zhejiang Hexin (1.1538%) respectively.

Funding

The Further Capital Injection was partially funded by internal resources of Shangsan Co and internal financing arrangements of the Group. Details of arrangements of the internal financing arrangements of the Group were set out in an announcement of the Company dated 30 May 2007.

Effective Date of Further Capital Injection

The Further Capital Injection will be effective as and when approval thereof is obtained from the CSRC. As at the Latest Practicable Date, approval has not been obtained from the CSRC.

Impact of the Further Capital Injection

Pending approval of the Further Capital Injection, Shangsan Co has contributed an aggregate amount of approximately RMB1,305 million (approximately HK$1,331 million) into the capital of Zheshang Securities. This corresponds to 70.4615% of the equity interests in Zheshang Securities. The Company currently has a 73.625% shareholding in Shangsan Co, and therefore has an indirect interest of 51.877% in Zheshang Securities.

As Zheshang Securities is a subsidiary of Shangsan Co., which in turn is a subsidiary of the Company, the Further Capital Injection will increase the assets of the Group, but will not have a material impact on the earnings and liabilities of the Group.

Based on the audited accounts of Zheshang Securities, the net assets of Zheshang Securities amounted to approximately negative RMB188 million (approximately negative HK$191 million) and approximately RMB779 million (approximately HK$795 million) as at 31 December 2005 and 2006 respectively.

The audited profits after taxation and extraordinary items of Zheshang Securities amounted to approximately negative RMB719 million (approximately negative HK$733 million) for the year ended 31 December 2005. The audited profits after taxation of Zheshang Securities amounted to approximately RMB203 million (approximately HK$207 million) for the year ended 31 December 2006.

Note: The accounts of Zheshang Securities for the year ended 31 December 2005 were prepared in accordance with accounting standards commonly accepted in the PRC, whilst those for the year ended 31 December 2006 were prepared in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants.

Reasons of the Transaction

The Further Capital Injection will increase the net capital of Zheshang Securities and, the Directors believe will set out a more solid foundation for its involvement in more advanced trading activities, including but not limited to the trading in share index futures.

By expanding the scope of business of Zheshang Securities, Zheshang Securities will become more competitive in the capital market of the PRC.

Views of the Directors

The Directors (including the independent non-executive Directors), having regard to the background of the Further Capital Injection as described above, believe that the terms of the Agreement, which were determined after arm's length negotiations, are fair and reasonable and in the *interests* of the Company and the shareholders of the Company as a whole.

The Further Capital Injection contemplated under the Agreement constitutes a discloseable transaction of the Company under the Listing Rules and is required to be disclosed by way of the Company's announcement dated 27 June 2007 and this circular.

Information of the Group, Shangsan Co and Zheshang Securities

The Company was incorporated on 1 March 1997 in the PRC and is a joint stock limited company with a registered share capital of RMB4,343,114,500 (approximately HK$4,429,976,790) at present. The main business of the Group is investment in, development, operation, management, and collection of tolls, of the Shanghai-Hangzhou-Ningbo Expressway and the Shangsan Expressway, both in the Zhejiang Province of the PRC, and businesses ancillary to the operation of the expressways, such as billboard advertising and operation of service areas on the expressways.

Apart from the 70.4615% shareholding interest in Zheshang Securities, Shangsan Co owns and operates the Group's business relating to collection of road tolls in respect of the Shangsan Expressway.

Zheshang Securities is engaged in securities trading business, underwriting of securities offering, investment advisory and other related activities as authorized by the CSRC from time to time.

Additional Information

Your attention is drawn to the information set out in the Appendix to this circular.

Yours faithfully,
By Order of the Board
ZHANG Jingzhong
Company Secretary

1. Responsibility statement

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquires, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. Directors' interests in securities

As at the Latest Practicable Date, the interests and short positions of the Directors, Supervisors, and the chief executive in the shares, underlying shares and debentures of the Company or any associated corporations (within the meaning of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken on were deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Name	Position	Contribution of registered capital of Development Co *(RMB)*	Nature of interest	Percentage of registered capital in Development Co
Mr. Geng Xiaoping	Chairman	2,400,000	beneficially owned[(1)]	3.00%
Mr. Fang Yunti	Director/Chief executive	1,920,000	beneficially owned[(2)]	2.40%
Mr. Jiang Wenyao	Director	1,320,000	beneficially owned[(3)]	1.65%
Mr. Zhang Jingzhong	Director	1,100,000	beneficially owned[(4)]	1.38%
Mr. Fang Zhexing	Supervisor	700,000	beneficially owned[(5)]	0.88%

Notes:

(1) These interests in the registered capital of Development Co are held by Ms. Huang Qiuxia as trustee for and on behalf of Mr. Geng Xiaoping pursuant to a trust agreement dated 26th May, 2003.

(2) These interests in the registered capital of Development Co are held by Ms. Huang Qiuxia as trustee for and on behalf of Mr. Fang Yunti pursuant to a trust agreement dated 26th May, 2003.

(3) These interests in the registered capital of Development Co are held by Ms. Huang Qiuxia as trustee for and on behalf of Mr. Jiang Wenyao pursuant to a trust agreement dated 17th April, 2006.

(4) These interests in the registered capital of Development Co are held by Ms. Huang Qiuxia as trustee for and on behalf of Mr. Zhang Jingzhong pursuant to a trust agreement dated 14th September, 2005.

(5) These interests in the registered capital of Development Co are held by Ms. Huang Qiuxia as trustee for and on behalf of Mr. Fang Zhexing pursuant to a trust agreement dated 26th May, 2003.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Supervisors and the chief executive and their respective associates had any interests or short positions in the shares, underlying shares and debentures of the Company or any associated corporations (within the meaning of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken on were deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

3. **Substantial shareholders' interests in securities**

As at the Latest Practicable Date, according to the register kept by the Company pursuant to section 336 of the SFO and so far as the Directors were aware, the following persons (not being a Director, Supervisor or chief executive of the Company) had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group together with the number of shares in which they were deemed to be interested:

Name	Capacity	Number of shares held	Percentage of share capital (domestic shares)
Zhejiang Communications Investment Group Co., Ltd.	Beneficial owner	2,432,500,000	83.61%
Huajian Transportation Economic Development Center	Beneficial owner	476,760,000	16.39%

Name	Capacity	Number of shares held	Percentage of share capital (H shares)
Baillie Gifford & Co.	Investment manager/interest of controlled corporations	214,093,200 (long position)	14.93%
Aberdeen Asset Management Plc and its associates	Investment manager	185,290,170 (long position)	12.92%
J.P. Morgan Chase & Co.	Custodian corporation/approved lending agent/investment manager/beneficial owner	100,430,007 (long position)	7.00%
		95,789,100 (lending pool)	6.68%
Mondrian Investment Partners Ltd.	Investment manager	83,819,000 (long position)	5.85%
The Bank of New York Mellon Corporation	Interest of controlled corporations	78,465,160 (long position)	5.47%
		36,945,560 (lending pool)	2.58%

Save as disclosed above, as at the Latest Practicable Date, there was no other person (other than the interests of the Director, Supervisor or chief executive of the Company), who had an interest or short position in the shares and underlying shares and debentures of the Company which would fall to be disclosed to the Company under the provisions of Division 2 and 3 of Part XV of the SFO or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group.

4. **Interest of Directors in substantial shareholders**

Mr. Geng Xiaoping, an executive Director, is a director and general manager of Zhejiang Communications Investment Group Co., Ltd. Ms. Zhang Luyun, a non-executive Director, is a director and a deputy general manager of Zhejiang Communications Investment Group Co., Ltd. Ms. Zhang Yang, a non-executive Director, is a deputy general manager of Huajian Transportation Economic Development Center.

5. **Service contracts**

As at the Latest Practicable Date, none of the Directors nor Supervisors has a service contract with any member of the Group which is not determinable within one year without payment of compensation (other than statutory compensation).

6. **Interests in competing businesses**

As at the Latest Practicable Date, none of the Directors or Supervisors (and their respective associates) has any interest, and as far as each Director is aware none of his associates has any interests, in any business which competes or is likely to compete, either directly or indirectly, with the existing business of the Group.

7. **Litigation**

So far as the Directors were aware, as at the Latest Practicable Date, no litigation or claims of material importance are pending or threatened against any member of the Group.

8. **General**

(a) The Secretary of the Company is Mr. Zhang Jingzhong, a PRC qualified lawyer.

(b) As at the date hereof, the Company has not appointed any qualified accountant as required under the Listing Rules. As announced on 20th January, 2006, the Company has obtained a conditional waiver in relation to compliance with Rule 3.24 of the Listing Rules.

(c) The registered office of the Company is situated at 12/F, Block A, Dragon Century Plaza, 1 Hangda Road, Hangzhou, Zhejiang, the PRC. The branch share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at Rooms 1806-1807, 18/F, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(d) The English language text of this document shall prevail over the Chinese language text.

除上文所披露者外，於最後實際可行日期，概無任何其他人士(董事、監事或本公司的行政總裁的權益除外)於本公司的股份及相關股份及債券中，擁有根據證券及期貨條例第XV部第2及3分部的有關條文將須向本公司披露的權益或淡倉，或直接或間接擁有附有投票權可在任何情況下於本集團任何成員公司的股東大會上投票的任何股本類別的面值10%或以上的權益。

4. **董事於主要股東中的權益**

執行董事耿小平先生為浙江省交通投資集團有限公司的董事兼總經理。非執行董事張魯芸女士為浙江省交通投資集團有限公司的董事兼副總經理。非執行董事張楊女士為華建交通經濟開發中心的副總經理。

5. **服務合約**

於最後實際可行日期，董事及監事概無與本集團任何成員公司訂立不可於一年內不作補償(法定補償除外)而予以終止的服務合約。

6. **於競爭業務的權益**

於最後實際可行日期，董事或監事(及他們各自的聯繫人)概無於直接或間接與本集團的現有業務有競爭或可能有競爭的任何業務中擁有權益；據各名董事所知，概不知悉其聯繫人於直接或間接與本集團的現有業務有競爭或可能有競爭的任何業務中擁有權益。

7. **訴訟**

據董事所知，於最後實際可行日期，概無任何待決或對本集團任何成員公司構成威脅的重大訴訟或索償。

8. **一般資料**

(a) 本公司的秘書為中國合資格律師章靖忠先生。

(b) 於本通函刊發日期，本公司尚未根據上市規則的規定委任任何合資格會計師。誠如於2006年1月20日的公佈，本公司已取得毋須遵守上市規則第3.24條的有條件豁免。

(c) 本公司註冊辦事處位於中國浙江省杭州杭大路1號黃龍世紀廣場A座12樓。 本公司於香港的股份過戶登記分處為香港證券登記有限公司，地址為香港皇后大道東183號合和中心18樓1806－1807 室。

(d) 倘本文件的中英文版本有任何歧義，一概以英文版本為準。

除上文所披露者外，於最後實際可行日期，董事、監事及行政總裁，以及他們各自的聯繫人於本公司或任何相聯法團（定義見證券及期貨條例）的股份、相關股份及債券中，擁有根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所的權益或淡倉（包括根據證券及期貨條例的有關規定他們被視為或當作持有的權益及淡倉），或根據證券及期貨條例第352條須記入該條所述的登記冊內，或根據上市公司董事進行證券交易的標準守則須知會本公司及聯交所的權益或淡倉。

3. 主要股東於證券的權益

於最後實際可行日期，根據證券及期貨條例第336條，本公司須存置的登記冊，並據董事所知，以下人士（並非本公司的董事、監事或行政總裁）於本公司的股份及相關股份中擁有根據證券及期貨條例第XV部第2及3分部的有關條文將須向本公司披露的權益或淡倉，或直接或間接擁有附有投票權可在任何情況下於本集團任何成員公司的股東大會上投票的任何股本類別的面值10%或以上的權益，此等有關人士被視為擁有權益的股份數目如下：

名稱	身份	所持有的股份數目	股本百分比（內資股）
浙江省交通投資集團有限公司	實益擁有人	2,432,500,000	83.61%
華建交通經濟開發中心	實益擁有人	476,760,000	16.39%

名稱	身份	所持有的股份數目	股本百分比（H股）
Baillie Gifford & Co.	投資經理／受控制公司所持權益	214,093,200（好倉）	14.93%
Aberdeen Asset Management Plc and its associates	投資經理	185,290,170（好倉）	12.92%
J.P. Morgan Chase & Co.	保管人－法團／核准借出代理人／投資經理／實益擁有人	100,430,007（好倉）	7.00%
		95,789,100（可供借出的股份）	6.68%
Mondrian Investment Partners Ltd.	投資經理	83,819,000（好倉）	5.85%
The Bank of New York Mellon Corporation	受控制公司所持權益	78,465,160（好倉）	5.47%
		36,945,560（可供借出的股份）	2.58%

1. 責任聲明

本通函乃遵照上市規則而提供有關本公司的資料。董事原就本通函所載資料的準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就彼等所深知及確信，本通函並無遺漏其他事實，致使本通函所載任何內容有誤導成份。

2. 董事於證券的權益

於最後實際可行日期，董事、監事及行政總裁於本公司或任何相聯法團(定義見證券及期貨條例)的股份、相關股份及債券中，擁有根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所的權益及淡倉(包括根據證券及期貨條例的有關規定他們被視為或當作持有的權益及淡倉)，或根據證券及期貨條例第352條須記入該條所述的登記冊內，或根據上市公司董事進行證券交易的標準守則須知會本公司及聯交所的權益及淡倉如下：

姓名	職位	對發展公司註冊資本的出資額 *(人民幣)*	權益性質	佔發展公司註冊資本的百分比
耿小平先生	董事長	2,400,000元	實益擁有[(1)]	3.00%
方雲梯先生	董事／行政總裁	1,920,000元	實益擁有[(2)]	2.40%
姜文耀先生	董事	1,320,000元	實益擁有[(3)]	1.65%
章靖忠先生	董事	1,100,000元	實益擁有[(4)]	1.38%
方哲形先生	監事	700,000元	實益擁有[(5)]	0.88%

附註：

(1) 根據於2003年5月26日訂立的信託協議，於發展公司註冊資本中的該等權益由黃秋霞女士作為耿小平先生的受託人及代表耿小平先生持有。

(2) 根據於2003年5月26日訂立的信託協議，於發展公司註冊資本中的該等權益由黃秋霞女士作為方雲梯先生的受託人及代表方雲梯先生持有。

(3) 根據於2006年4月17日訂立的信託協議，於發展公司註冊資本中的該等權益由黃秋霞女士作為姜文耀先生的受託人及代表姜文耀先生持有。

(4) 根據於2005年9月14日訂立的信託協議，於發展公司註冊資本中的該等權益由黃秋霞女士作為章靖忠先生的受託人及代表章靖忠先生持有。

(5) 根據於2003年5月26日訂立的信託協議，於發展公司註冊資本中的該等權益由黃秋霞女士作為方哲形先生的受託人及代表方哲形先生持有。

藉拓展浙商證券的業務範圍，浙商證券於中國資本市場將更具競爭力。

董事的意見

董事(包括獨立非執行董事)經考慮上述進一步注資事項的背景後，相信經公平磋商釐定的協議的條款為本公司在該等情況下所能獲取的最佳條款，屬公平合理且符合本公司及本公司股東整體的利益。

根據上市規則，協議項下進行的進一步注資事項構成本公司的須予披露交易，並須以本公司於2007年6月27日刊發的公告及本通函的方式作出披露。

有關本集團，上三公司及浙商證券的資料

本公司於一九九七年三月一日在中國註冊成立，為一家股份有限公司，註冊股本為人民幣4,343,114,500元(約4,429,976,790港元)。本集團的主要業務為投資、發展、經營、管理均位於中國浙江省的滬杭甬高速公路及上三高速公路，及該等高速公路的收費，以及從事高速公路經營的配套業務，如高速公路廣告牌及服務區的經營。

除持有浙商證券70.4615%股權外，上三公司擁有及經營本集團有關上三高速公路的收費業務。

浙商證券從事證券買賣業務、證券發售包銷、投資顧問及中國證監會不時授權進行的其他相關活動。

其它資料

務請　閣下垂注本通函附錄所載之資料。

此致

列位股東　台照

承董事會命
公司秘書
章靖忠
謹啟

2007年7月17日

資金來源

進一步注資部分以上三公司的內部資源及本集團的內部融資安排撥資。有關本集團內部融資安排的安排詳情，載於本公司於二零零七年五月三十日刊發的公告內。

進一步注資的生效日期

進一步注資將會於獲中國證監會批准時生效。截至最後實際可行日期止，仍然未獲得中國證監會批准。

進一步注資的影響

待進一步注資獲批准後，上三公司已向浙商證券注資合共約人民幣1,305,000,000元(約1,331,000,000港元)，該金額相等於70.4615%的浙商證券股權。本公司現時擁有上三公司73.625%股權，因此間接持有浙商證券51.877%的權益。

因浙商證券是上三公司的一家附屬公司，同時上三公司是本公司的一家附屬公司，該項進一步注資將增加本集團的資產，但對本集團的盈利和負債不會有重大的影響。

根據浙商證券的經審核賬目，浙商證券於二零零五年及二零零六年十二月三十一日的淨資產分別約為負人民幣188,000,000元(約負191,000,000港元)及約人民幣779,000,000元(約795,000,000港元)。

截至二零零五年十二月三十一日止年度，浙商證券的經審核除稅及特殊項目後溢利約為負人民幣719,000,000元(約負733,000,000港元)。截至二零零六年十二月三十一日止年度，浙商證券的經審核除稅後溢利約達人民幣203,000,000元(約207,000,000港元)。

註：* 截至二零零五年十二月三十一日止年度的浙商證券賬目乃根據中國普遍採納的會計原則編制，而截至二零零六年十二月三十一日止年度的浙商證券賬目則根據由香港會計師公會頒佈的香港財務報告準則編制。

進行交易的原因

進一步注資將會增加浙商證券的淨資本，董事相信，將會為其從事更多創新類業務(包括(但不限於)股指期貨交易)提供較穩固基礎。

浙商證券根據進一步注資及股權轉讓而經歷的股權變動

浙商證券於緊接及緊隨進一步注資及股權轉讓前及後的股權百分比詳載如下：

股權持有人名稱	緊接進一步注資及股權轉讓前的股權百分比	緊隨進一步注資及股權轉讓後的股權百分比
上三公司	70.4615%	70.4615%
通和投資	4%	4%
台州國有	4%	4%
上海電信	10%	–
上海交運	7.6924%	–
浙江置業	3.8461%	–
義烏裕中投資	–	4.8%
浙江中義	–	2%
麗水和信投資	–	3.2%
西子聯合	–	3.8462%
蘭州新興	–	3.8462%
浙江裕隆	–	2.6923%
浙江和信	–	1.1538%
	100%	100%

附註：

(1) 上海電信於接受浙商證券的邀請前將本身於浙商證券的餘下10%股權分別轉讓予義烏裕中投資(4.8%)、浙江中義(2%)及麗水和信投資(3.2%)。

(2) 上海交運於接受浙商證券的邀請前將本身於浙商證券的餘下7.6924%股權分別轉讓予西子聯合及蘭州新興，兩家公司獲得的股權相同。

(3) 浙江置業於接受浙商證券的邀請前將本身於浙商證券的餘下3.8461%股權分別轉讓予浙江裕隆(2.6923%)及浙江和信(1.1538%)。

背景

在2007年6月6日，本公司的附屬公司上三公司與浙商證券訂立協議，據此，上三公司以現金進一步向浙商證券注資人民幣704,615,400元(約718,707,700港元)，連同向浙商證券的初步注資人民幣600,000,000元(約612,000,000港元)，上三公司已向浙商證券資本注資合共約人民幣1,305,000,000元(約1,331,000,000港元)。

在浙商證券邀請上三公司對浙商證券進行額外注資的同時，浙商證券亦邀請其他當時的股東按彼等當時於浙商證券的股權比例，對浙商證券進行額外注資。在上海電信、上海交運及浙江置業(均屬浙商證券當時的部份股東)接受邀請前，彼等各自將本身於浙商證券的餘下股權轉讓予若干名為中國註冊成立公司的第三方，有關詳情載於下文標題為「*浙商證券根據進一步注資及股權轉讓而經歷的股權變動*」一覽表。該等繼任人連同浙商證券的其他股東(即上三公司、通和投資及台州國有)已接受邀請，並向浙商證券注入相關金額的資本。

於是項上三公司進一步注資及浙商證券其他股東的相應比例注資後，浙商證券的註冊資本由人民幣520,000,000元增至人民幣1,520,000,000元，上三公司繼續擁有浙商證券股本70.4615%。浙商證券餘下的29.5385%股本由其他股東擁有，而就董事所深知、盡得的資料及深信，並於作出一切合理查詢後確認，其他股東全部為獨立第三方。

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.
(於中華人民共和國註冊成立的股份有限公司)
(股份代號：0576)

董事會

執行董事
耿小平
方雲梯
章靖忠
姜文耀

非執行董事
張魯芸
張楊

獨立非執行董事
董建成
張浚生
張利平

註冊地址：
中華人民共和國
浙江省杭州(郵編310007)
杭大路1號
黃龍世紀廣場A座
12樓

敬啟者：

須予披露交易
進一步向浙商證券注資

緒言

董事於2007年6月27日宣佈，本公司的附屬公司上三公司已於2007年6月6日與浙商證券訂立協議，據此，上三公司以現金進一步向浙商證券注資人民幣704,615,400元(約718,707,700港元)，連同向浙商證券的初步注資人民幣600,000,000元(約612,000,000港元)，上三公司已向浙商證券資本注資合共約人民幣1,305,000,000元(約1,331,000,000港元)。根據上市規則，進一步注資構成本公司的一項須予披露交易。

「人民幣」	指	中國法定貨幣人民幣；
「上海電信」	指	上海國通電信有限公司，一家於中國註冊成立的有限公司；
「上海交運」	指	上海交運股份有限公司，一家於中國註冊成立的有限公司；
「上三公司」	指	浙江上三高速公路有限公司，一家於中國註冊成立及本公司的附屬公司；
「股東」	指	本公司的股東；
「台州國有」	指	台州市國有資產經營有限公司，一家由中國政府單獨擁有的公司；
「通和投資」	指	通和投資控股有限公司，一家於中國註冊成立的有限公司；
「西子聯合」	指	西子聯合控股有限公司，一家於中國註冊成立的有限公司；
「義烏裕中投資」	指	義烏市裕中投資有限公司，一家於中國註冊成立的有限公司；
「浙江和信」	指	浙江和信投資管理有限公司，一家於中國註冊成立的有限公司；
「浙江置業」	指	浙江和信置業有限公司，一家於中國註冊成立的有限公司；
「浙江裕隆」	指	浙江裕隆實業股份有限公司，一家於中國註冊成立的有限公司；
「浙江中義」	指	浙江中義集團有限公司，一家於中國註冊成立的有限公司；及
「浙商證券」	指	浙商證券有限責任公司，一家於2002年5月在中國註冊成立的有限公司。

本通函所用的匯率為1.02港元兌人民幣1.00元，僅供參考。

在本通函中，除文義另有說明外，下列詞語具有以下涵義：

「協議」	指	上三公司與浙商證券在2007年6月6日簽訂的有關進一步注資的協議；
「聯繫人」	指	具有上市規則賦予該詞的涵義；
「本公司」	指	浙江滬杭甬高速公路股份有限公司；
「中國證監會」	指	中國證券監督管理委員會；
「發展公司」	指	浙江高速投資發展有限公司，本公司擁有51%權益的附屬公司；
「董事」	指	本公司的董事；
「進一步注資」	指	根據協議上三公司向浙商證券資本注資人民幣704,615,400元；
「本集團」	指	本公司及其附屬公司；
「港元」	指	香港特別行政區法定貨幣港元；
「獨立第三方」	指	與本公司或其任何附屬公司的董事、監事、主要股東或彼等各自的聯繫人概無關連的獨立第三方；
「蘭州新興」	指	蘭州新興熱力有限公司，一家於中國註冊成立的有限公司；
「最後實際可行日期」	指	2007年7月13日，即於本通函付印前確定本通函所載的若干資料的最後實際可行日期；
「麗水和信投資」	指	麗水市和信投資有限公司，一家於中國註冊成立的有限公司；
「上市規則」	指	香港聯合交易所有限公司證券上市規則；
「中國」	指	中華人民共和國；

目　錄

頁次

釋義 1

董事會函件 3

附錄 － 一般資料 8

此乃要件　請即處理

閣下如對本通函任何方面或應辦的手續**有任何疑問**，應諮詢　閣下的股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下的浙江滬杭甬高速公路股份有限公司股份全部**售出**，應立即將本通函送交買主，或經手買賣或轉讓的銀行、股票經紀或其他代理商，以便轉交買主。

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.
(於中華人民共和國註冊成立的股份有限公司)
(股份代號：0576)

須予披露交易

進一步向浙商證券注資

董事會函件載於本通函第3至第7頁。

END

2007年7月17日